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                                  January 10, 2000


Ms. Jessica Livingston
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549-0408

     Re: Main Street Banks Incorporated--Registration Statement on Form S-1 (SEC File No. 333-84037)

Dear Ms. Livingston:

     Please be advised that Main Street Banks Incorporated has decided not to proceed with its offering because it has agreed to a merger with another bank holding company. Accordingly, we request that you withdraw our Registration Statement on Form S-1 (SEC file No. 333-84037). None of the securities covered by the Registration Statement have been issued or sold. Please take the appropriate actions to withdraw our Registration Statement as soon as possible.

     If you need any further information or if you have any questions, please call Samuel B. Hay, III at (770) 385-2424 or Lyn Gunter of Powell, Goldstein Frazer & Murphy LLP our counsel in this matter, at (404) 572-6904.


                               Main Street Banks Incorporated


                               By: /s/ Robert R. Fowler, III
                                   -------------------------------------------
                               Robert R. Fowler, III
                               Chairman, President and Chief Executive Officer


cc: Katherine M. Koops, Esq.